  Exhibit 99.3

NXT ENERGY SOLUTIONS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED 31 DECEMBER 2019

April 13, 2020

TABLE OF CONTENTS

	FORWARD-LOOKING STATEMENTS	3
1.0	CORPORATE STRUCTURE
1.1	Company Information	4
1.2	Intercorporate Relationship	5

2.0	GENERAL DEVELOPMENT OF THE BUSINESS
2.1	Three Year History	5

3.0	BUSINESS OVERVIEW
3.1	Company’s Operations and Principal Activities	9
3.2	Seasonality of the Company’s Main Business	10
3.3	Sources and Availability of Raw Materials	10
3.4	Marketing Channels	11
3.5	Employees	11
3.6	Patents	11
3.7	Competition	12
3.8	Government and Environmental Regulations	12
3.9	Property, Plant & Equipment	13

4.0	RISK FACTORS
4.1	Continued Operations	14
4.2	Financial Statements	14
4.3	Commodity Prices	14
4.4	Foreign Currency Fluctuations	14
4.5	Interest Rate Fluctuations	15
4.6	Availability of Aircraft	15
4.7	Segregation of Duties	15
4.8	Related Party Transactions	15
4.9	Conflicts of Interest	16
4.10	Rights to SFD® Technology	16
4.11	Reliance on Specialized Equipment	16
4.12	Geological Conditions	16
4.13	Technological Improvement	16
4.14	Reliance on Key Personnel	17
4.15	Cyber Security	17
4.16	Ability to Trade Shares	18
4.17	Dividends	18
4.18	Dilution	18
4.19	Intellectual Property	18
4.20	Flight Operations	19
4.21	Foreign Countries	20
4.22	Flight Permits	20
4.23	Covid-19 Pandemic	21

5.0	DIVIDEND POLICY	21

6.0	CAPITAL STRUCTURE
6.1	Common Shares	21
6.2	Preferred Shares	22
6.3	Warrants	22

7.0	MARKET FOR SECURITIES	22

8.0	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	23

9.0	DIRECTORS and OFFICERS
9.1	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	25
9.2	Board Practices	25

10.0	RELATED PARTY TRANSACTIONS
10.1	Technology Transfer Agreement (TTA)	29

11.0	TRANSFER AGENT	29

12.0	MATERIAL CONTRACTS	29

13.0	LEGAL PROCEEDINGS	29

14.0	INTEREST OF EXPERTS	29

15.0	ADDITIONAL INFORMATION	29

APPENDICES

A	AUDIT COMMITTEE CHARTER	30

B	BOARD OF DIRECTORS MANDATE	33

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, certain statements contained in this Annual Information Form constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Information Form.

These risks include:

●
novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;
●
our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;
●
conducting operations in international markets;
●
the emergence of alternative competitive technologies;
●
protection of our intellectual property and rights to our SFD® technology;
●
reliance on a limited number of aircraft;
●
the loss of key personnel;
●
our dependence on a limited number of clients;
●
foreign currency and interest rate fluctuations which may affect our financial position;
●
changes in, or in the interpretation of, laws, regulations or policies; and
●
volatility in oil and natural gas commodity prices which may reduce demand for our services; and
●
other factors described herein under “Risk Factors”.
If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Annual Information Form, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this Annual Information Form.

In this Annual Information Form, except as specified otherwise or unless the context requires otherwise, “we”, “us”, “our”, the “Company”, and “NXT” refer to NXT Energy Solutions Inc. and its subsidiaries. All references to “fiscal” in connection with a year shall mean the year ended December 31.

All financial information contained herein is expressed in Canadian dollars (“CDN$”) unless otherwise stated.

  AIF for the year ended December 31, 2019

CORPORATE STRUCTURE

1.1
Company Information

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented SFD® survey system respond to fine-scale perturbations in the gravitational field caused by changes in subsurface density and stress distribution.  These responses are transformed through electromechanical transduction into electronic digital signals as the output.  The SFD® method has proven highly effective at identifying potential hydrocarbon traps in a wide variety of geological settings onshore and offshore.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration. SFD® and NXT® are both registered trademarks of NXT Energy Solutions Inc.

Our head office is located at Suite 302, 3320 - 17th Ave. SW, Calgary, Alberta Canada. Phone number is (403) 264-7020.

We are a reporting issuer in Alberta, Ontario and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta). We are a foreign private issuer under United States securities laws and are subject to the regulation of the US Securities in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

  AIF for the year ended December 31, 2019

1.2
Intercorporate Relationship

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada, USA	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada, USA	1,000 common 4,000 preferred	100 common	Inactive	100%
Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Inactive	100%
NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%
PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation – Province of Alberta	Unlimited number of common and preferred shares	100 common	Inactive	100%

¹ On January 16th, 2017 the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”

In February 2010, NXT registered a wholly owned “Branch” entity with the tax administration and Chamber of Commerce authorities in Colombia, (NXT Energy Solutions Inc. Sucursal Colombia). The formation of this branch became a Colombian legal requirement following the Company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations. This branch was closed in 2017.

In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia. Operations have now ceased in Bolivia and we are in the process of closing the branch which should be completed in the second quarter of 2020.

2.
GENERAL DEVELOPMENT OF THE BUSINESS

2.1
Three Year History

We have an opportunity to provide our services in any region of the world where oil and gas exploration activities are conducted. However, we choose to be strategic and focus our limited marketing and sales resources on a limited number of markets in the early stages of commercialization on a limited number of markets.

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years:

Year ended December 31	2019	2018	2017
Nigeria	$11,976,149	$-	$-

	$11,976,149	-	-

  AIF for the year ended December 31, 2019

2017

NXT completed the data acquisition and interpretation of 37,596 line km for the first ever SFD® Multi-Client survey in the Gulf of Mexico in June 2017. The airborne survey was conducted over the area that was identified by Comision Nacional de Hidrocarburos (“CNH”) for the shallow water bid round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas. The survey data provides 100% grid coverage over the offshore blocks offered in Bid Round 2.1, an area of approximately 8,900 square kilometers and was completed ahead of time and budget. In addition, NXT acquired incidental data over many of the 35 blocks offered in the recently concluded Bid Round 3.1. Based on the Five-Year Tender Program for the Exploration and Extraction of Hydrocarbons 2015 - 2019 by the Mexican Secretary of Energy, much of the remaining data will also be applicable to future Bid Rounds. To date, there have been no sales of this proprietary data.

We also completed testing of an upgraded SFD® Data Acquisition System. This system was successfully used on the Gulf of Mexico SFD® survey project and is more reliable, compact, and expandable to acquire larger SFD® datasets. It also eliminates the dependency on custom operating systems.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017 and 2018. NXT’s patent applications have been filed in nine (9) jurisdictions.  Thus far seven (7) patents have been granted: U.S.A. (2), Canada, Japan, Russia, Mexico, and China. Three (3) are pending: European Patent Office (38 countries), Brazil, and India. In total NXT has been granted patents or received patent allowance for SFD® in 48 separate countries.

During 2017 NXT made significant progress in strengthening its liquidity and working capital position through a series of corporate actions described below. Nevertheless, liquidity remains a major risk and concern of the company.

Sale Lease Back: In December 2015, NXT acquired (from its third party owner), a 1997 Cessna Citation Ultra 560 jet aircraft, the primary aircraft which had previously been charter hired to NXT by its operator, Air Partners. In order to enhance the short-term cash flow of the business, NXT completed a sale and leaseback agreement with a Calgary based international aircraft services organization on April 28, 2017. The terms of the agreement involved NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT leased the aircraft back for a minimum period of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2,400,000 was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000.

Reduction in Corporate Costs: Following the completion of the Leaseback Transaction, NXT took further steps to reduce corporate costs. The most significant of these steps included a reduction in non-essential staff and new Human Resource policies to reduce staffing costs.

Rights Offering: On September 26th, 2017 the Company announced a Rights Offering to its existing shareholders.

The Rights Offering closed on November 3rd 2017 with the following results:

	Non Insiders	Insiders	Total	Percentage
Basic Subscription	1,556,751	680,856	2,237,607	53%
Over Subscription	1,949,683	-	1,949,683	47%
Total Shares Purchased	3,506,434	680,856	4,187,290	100%
Total Proceeds			$2,093,645

  AIF for the year ended December 31, 2019

2018

In July 2018, the company completed the Private Placement. In total, the Subscriber purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.

Following the Company’s participation at the Upstream West Africa Summit in Senegal in Q2, NXT management traveled twice to Africa to meet with representatives of the Nigerian National Petroleum Corporation (“NNPC”) and the Ghana National Petroleum Corporation (“GNPC”) to discuss the benefits SFD® would bring to their current exploration programs. Discussions with NNPC continued in the fourth quarter of 2018 and have resulted in the signing of a contract in March 2019 with PE Energy Limited (“PE”), a Nigerian oil and gas service company, for the value of approximately $US8.9 million.

NXT received notification of the granting of NXT's SFD® patent in China on April 13, 2018. In September, 2018, NXT received a United States patent for its new sensor design we term the “Cascade” configuration. The Cascade sensor is the result of NXT’s continued research & development efforts and builds upon our existing US patent. Management believes the Company’s Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations.

In October, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and BGP Inc. to work together. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.

2019

Nigerian SFD® Survey: In March 2019, the Company signed an US$8.9 Million contract with PE. PE has a contract with the NNPC, to provide 5,000 line kilometers of SFD®  surveys in Nigeria. Data acquisition operations for this contract were completed on May 1, 2019 and NXT’s recommendations were delivered during Q3-19.

The Company conducted significant due diligence to ensure it understands the business environment in Nigeria and complies with Canadian, United States of America and Nigerian law. The Company has engaged advisors such as Norton Rose Fulbright and Kreller Group to provide guidance to ensure the integrity of these contracts.

The Company received payments of US$8.4 million for the project at the date of this Annual Information Return.

Because this project was the Company’s first project in Africa, a number of logistical issues needed to be overcome. The Company has delivered more than 10,000 pages of documents to NNPC and the Department of Petroleum Resources as part of the qualification process which took seven months. Before receiving approval for the survey, NXT had to complete a test flight onshore. Within days, we presented the preliminary results to NNPC and received approval for the project.

From April 17 to May 1, 2019, NXT completed the 5,000 line kilometers of data acquisition. The Company presented the final report in the Q3-19. The contracted holdback amount of approximately $0.5 million USD is expected to be paid to the Company in Q2-20.

The Department of Petroleum Resources (the "DPR"), a department under the Federal Republic of Nigeria's Ministry of Petroleum Resources responsible for the sustainable development of Nigeria's oil and gas resources, provided written confirmation of their recommendation in favour of NXT's SFD® technology based on the recent survey results, noting specifically "in line with federal government aspiration to increase its Oil and Gas reserves base at a considerable reduced cost, risk and optimize exploration cycle, the Stress Field Detection SFD® technology is hereby adopted and recommended to be deployed as an independent data exploration tool for hydrocarbon exploration to identify and rank prospect-level leads to focus exploration efforts in the Nigerian Oil and Gas industry".

Co-operation Agreement: In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, AGV, to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

Under the Co-operative Agreement, NXT and AGV will consider at least two SFD® surveys in North America and an additional SFD® survey internationally. The first SFD® survey was contemplated to be completed by August 31, 2019 and the fees payable by AGV are partially secured by a US$100,000 non-refundable deposit. NXT has granted AGV an extension of the August 31, 2019 requirement under the Co-operation Agreement to complete at least one of three SFD® survey to June 30, 2020. If the survey is not completed by June 30, 2020, the non-refundable deposit will be forfeited to NXT. AGV has committed to completing an exploration drilling program on each of the lands subject to the SFD® surveys within two years of completion of the surveys.

  AIF for the year ended December 31, 2019

Loan Arrangement:

In September 2019, NXT entered into the Loan Arrangement with AGV and advanced to AGV the US$250,000 Principal Amount, as evidenced by, and governed in accordance with the terms of, a promissory note dated September 6, 2019 (the "Notes Receivable"), for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of NXT and AGV under the Co-operation Agreement. Pursuant to the Notes Receivable, it was agreed and acknowledged, among other things, that:

a)
AGV was indebted to the Company and unconditionally promised to pay to, or to the order of, the Company on or before December 15, 2019 (the "Repayment Date"), the Principal Amount together with all interest payable at a rate of the greater of 2% and the rate prescribed under the Income Tax Act (Canada) from time to time in monthly arrears on the first day of each month commencing October 1, 2019 until the repayment of the Principal Amount in full (the "Interest");

b)
AGV had the right and privilege of prepaying the whole or any portion of the Principal Amount together with the Interest at any time or times without notice, bonus or penalty; and

c)
NXT, in its sole and absolute discretion, was entitled to elect to receive any payment made by AGV in accordance with the Notes Receivable by way of, in whole or in combination: (i) wire transfer or other immediately available funds ("Cash"), or (ii) delivery for cancellation to the Company of the equivalent number of Common Shares having a fair market value equal to the aggregate of such amounts, calculated using the volume weighted average price of the Common Shares as reported and traded on the Toronto Stock Exchange for the five trading days immediately preceding the repayment date (the "5-day VWAP").

On December 13, 2019, the last business and trading day before the Repayment Date, the Company elected to receive and directed AGV to:

a)
in respect of the Principal Amount, deliver to the Company for cancellation 543,673 Common Shares, calculated as the product of US$250,000 being the Principal Amount owing on the last business day before the Repayment Date, and 1.3183, being the daily average US$/CDN$ exchange rate as quoted on the Bank of Canada's website for December 13, 2019, the last business day for which a daily average exchange rate was published before the Repayment Date, divided by $0.6062, being the 5-day VWAP, the delivery of such Common Shares to occur subject to and only upon receipt of confirmation from the Company that all necessary regulatory approvals had been received; and

b)
in respect of the Interest, pay US$1,366.12 by way of Cash. AGV paid this amount.

On April 13, 2020, NXT issued a Direction to Pay to AGV in which NXT has revoked the previous Direction to Pay dated December 13, 2019, and has now directed AGV to deliver US$250,000 as repayment on the Principle Amount. Interest will begin to accrue until the date on which payment in full of all amounts owing pursuant to the Principle Amount are received by NXT.

The Company may change its election if it so decides, in its sole and absolute discretion to receive the Principal Repayment by way of Common Shares by application to the Alberta Securities Commission.

Targeted Issuer Bid:

Between November 15, 2019 (the "TIB Commencement Date") and December 9, 2019 (the "TIB Completion Date"), NXT purchased for cancellation an aggregate of 4,166,667 Common Shares, representing approximately 6.08% of the 68,573,558 Common Shares outstanding as at the TIB Commencement Date. The purchase price of $0.30 per Common Share represented a discount of approximately 22.9% relative to the market price of $0.389 per Common Share as at the TIB Commencement Date. Gross proceeds received by AGV totaled approximately $1,250,000.00.

The terms of the Targeted Issuer Bid also provided that the 3,421,648 Warrants expired effective October 31, 2019, and that certain deadlines under the Co-operation Agreement be extended. AGV's registered ownership in the Company was reduced from 10,264,946 Common Shares and 3,421,648 Warrants, representing, on a fully diluted basis, approximately 20.0% of the 68,573,558 issued and outstanding Common Shares as at the TIB Commencement Date, to 6,098,279 Common Shares, representing approximately 9.5% of the 64,406,891 issued and outstanding Common Shares as at the TIB Completion Date.

By strategically acquiring its Common Shares for cancellation in a private transaction at a discount to the then current market price, the Company improved the equity position of its other shareholders and provided AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement, while also avoiding a substantial decrease in the market price and liquidity of the Common Shares reasonably expected if AGV were to sell a substantial portion of its equity position into the open market.

The Targeted Issuer Bid was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under applicable securities laws as neither the fair market value of the Common Shares (approximately $1,620,833.46) nor the consideration received by AGV for the Common Shares (approximately $1,250,000.00) exceeded 25% of the Company's market capitalization at the TIB Commencement Date (approximately $26,675,114.06).

  AIF for the year ended December 31, 2019

Outlook

NXT intends to continue its business model of providing SFD® Surveys on a fee for service basis, marketing of multi-client data and is also beginning to execute its vertical model where it will share in successful production as a result of SFD® recommendations.

3.
BUSINESS OVERVIEW

3.1
Company’s Operations and Principal Activities

We utilize our proprietary, airborne SFD® survey system to provide a service for the oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential.

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and Chief Executive Officer (“CEO”), Chairman and our largest shareholder. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of a Technology Transfer Agreement (“TTA”).

Upon execution of the TTA, Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration.

For further details of the TTA, see “Section 10.1” below.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration.

SFD® sensors remotely respond to gravity perturbations and changes in subsurface stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with traps and reservoir accumulations. SFD® is highly effective in frontier and under-explored areas, in offshore or onshore environments, and over any terrain. The SFD® survey system has been demonstrated to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

Following completion of the aerial surveys, we deliver to our clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

In 2006, we commenced our current business model and began providing SFD® survey services to clients on a fee-for-service basis. In accordance with this model, we have not invested either directly or indirectly in exploration or development wells or engaged in other exploration or production activities. Our current business model minimizes our capital requirements, thereby conserving cash, and minimizes any perceived or real conflicts between the interests of NXT and its survey clients.

NXT’s primary business model is to earn revenues by conducting SFD® surveys for clients on a fee-for-service basis. Secondly, we may be able to negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on areas recommended by SFD® surveys. Finally, in the future, we may earn a fee by providing other related geological and geophysical integration services to clients.

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing us to cover larger areas and more clients with minimum fixed cost. Our sales representatives continue to pursue SFD® opportunities in numerous regions including Latin America, the Middle-East and Southeast Asia (Sri Lanka, Indonesia, Malaysia and Pakistan). Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's code of conduct and business ethics.

In support of these sales efforts, NXT has also been effective in positioning the SFD® method as an established geophysical tool for oil & gas exploration following the successful completion of projects in Latin America (Bolivia and Mexico) with the publication of technical papers, creation of project case studies and the development of a strong list of references and recommendation letters. In addition, NXT has now been granted patents or received patent allowance in 44 separate countries.

  AIF for the year ended December 31, 2019

Our overall objective remains to continue to increase industry awareness and appreciation of the value of our SFD® survey system and our strategy to achieve this includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits). Our specific tactics include:

1.
Focus the majority of sales resources on high profile primary markets which offer the maximum opportunity for success;

2.
Build upon success in this initial market, and step out to other markets in Latin America, in Africa and in South Asia;

3.
Pursue requests of interest from qualified potential client "bluebirds" from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.
Continue to conduct pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in new applications. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

5.
Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.

As we continue to progress and grow our project pipeline on a Fee for Survey Project basis, we remain optimistic given our progress during the year. Notwithstanding, NXT continues the development of an alternative business line though the sale of “Multi-Client Datasets” focused on IOCs and the development of their global exploration strategies. The purpose of this strategy has been to integrate our SFD® technology into the standard exploration process of such organizations. We believe this approach will be instrumental in helping us to build an independent and steady backlog of smaller scale data sales enabling us to enhance and smooth our revenue flow while we continue to execute on larger Fee for Survey Projects.

3.2
Seasonality of the Company’s Main Business

There is no seasonality to our business. NXT does however, have a very cyclical business, as revenue activity is dependent upon the level of capital investment in exploration drilling in the oil & gas industry and the size and timing of a limited number of survey contracts each year.

3.3
Sources and Availability of Raw Materials

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect our ability to conduct and/or expand our business. Our main direct project input costs are aircraft operating costs and data interpretation staff. None of these expenses have been subject to significant price volatility.

In order to conduct our survey operations, we require the following:

●
Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary-based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide In December 2015, we acquired from Air Partners a jet aircraft which was previously charter hired to NXT. In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.

●
SFD® sensors - All of the survey sensors are manufactured in-house. Certain machining is required by third party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, we have demonstrated our ability to manufacture new functional SFD® sensors.

●
SFD® assembly - The units in which the sensors are incorporated are custom designed, fabricated and assembled in-house or through subcontracted vendors. We utilize the services of Transport Canada approved Design Approval Representatives to prepare subsequent type certificates (“STC”) for the installation of our SFD® units in each aircraft that we utilize for surveys. The time to obtain an STC approval for the installation of our SFD® units into any proposed aircraft type may require several months.

●
Computer hardware and software - (Data Acquisition System, SFD® Signal Conditioning Unit, and data Interpretation software). During 2016, a new data acquisition system completed final testing. The software was developed by in-house personnel and will be utilized on future surveys. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

  AIF for the year ended December 31, 2019

We are not dependent upon any other third-party contract manufacturers or suppliers to satisfy our technology requirements.

3.4
Marketing Channels

We largely use direct sales methods with some use of independent commissioned sales representatives in international markets.

3.5
Employees

Fiscal year ended December 31, 2019

As of the fiscal year ended December 31, 2019 we had a total of 10 employees. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2019:

Function	Employees	Contractors	Total
Senior management team	2	-	2
Finance, administration and sales	2	-	2
Operations and technical development	6	-	6
Total	10	-	10

All of the above noted staff are based in Calgary, Canada. The 6 operations and technical development staff includes one research scientist holding a Ph.D. and 3 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

3.6
Patents

In May 2012, we commenced a “provisional” patent application process in the U.S. and formally filed a patent on May 22, 2013, which was subsequently published on November 28, 2013. We intend to continue expanding the process with additional formal patent applications in the future. We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), United States (November 2017 and September 2018), China (April 2018), and European Patent Office consisting of 38 member states (January 2020). These are areas of prime commercial focus for the Company.  So far, the total number of countries granting the patent has reached 44.  The immediate next step is the validation of the patents in select European countries.  This process is expected to take several month to complete.  Our patents serve an important purpose beyond the protection for the proprietary SFD® technology.  They also provide multiple independent third-party recognitions of the technological invention in terms of the practical applicability, conceptual novelty, and knowledge advancement.

  AIF for the year ended December 31, 2019

3.7
Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the oil & gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development; however, these other airborne techniques are not as suitable for identifying areas with reservoir potential as the SFD® system.

3.8
Government & Environmental Regulation

SFD® Survey Flight Operations

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the Federal Aviation Authority governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the United States.

For example, in Colombia, SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are i) customs obligations and bonds related to the importation and exportation of the aircraft into Colombia, ii) obtaining permits from the local aviation authority, and iii) obtaining permits from the Colombian Air Force. NXT has successfully operated in the past in Colombia in accordance with these requirements.

With our past experience in Canada, the United States, Nigeria, Bolivia, Mexico, Colombia and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys. However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability to conduct surveys, which could limit our ability to earn revenue or potentially expose us to forfeiture of performance bonds.

  AIF for the year ended December 31, 2019

3.9
Property, plant and equipment.

Facilities / office premises

In August 2015, NXT moved to a new office premises (11,333 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $48,243 (including building operating costs) commencing in October 2015.

Equipment

Our SFD® technology is comprised of three main components, detailed below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

●
Stress Field Detector - The stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology.  The SFD® sensors respond to fine-scale perturbations in the gravitational field caused by changes in subsurface density and stress distribution. These responses are transformed through electromechanical transduction into electronic digital signals as the output.  The SFD® method has proven highly effective at identifying potential hydrocarbon traps in a wide variety of geological settings onshore and offshore. Airborne SFD® surveys are currently conducted utilizing an array of 22 SFD® sensors, consisting of 6 primary, 8 secondary and 8 research and development sensors, allowing multiple independent SFD ® signals to be acquired at all points of a designed survey.

●
Data Acquisition System - used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

●
SFD® Signal Conditioning Unit - this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

●
Interpretation Theatre - once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility. A remote SFD® data interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey client’s city.

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. Additionally, we may in the future become entitled to receive gross over-riding royalty (“GORR”) interests on production from portions of certain lands where we conducted past surveys for clients in Canada, such as in the Horn River shale gas basin in British Columbia, Canada. There is no certainty that wells on these lands will become placed on production, or that future royalty revenues will be earned from these entitlements prior to the expiry of the landowners’ related mineral leases. No asset value has been recorded in the financial statements for these GORRs.

We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated.

  AIF for the year ended December 31, 2019

4.0           RISK FACTORS

Investing in our common shares involves a high degree of risk. In addition to the other information included in this document, you should carefully consider the risks described below before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment.

4.1
Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model however, this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of current assets less current liabilities. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

4.2
Financial Statements

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, and the useful lives of capital assets and intellectual property.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management; however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss and assets and liabilities.

4.3
Commodity Prices

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services and prospective revenues may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined at this time. However, in general, as commodity prices have decline significantly, our opportunity to obtain and execute SFD® survey contracts may also likely decline, at least in the short term. Therefore NXT is beginning to consider strategies to reduce cash expenditures and focus on National Oil Companies as they have a long term strategic view and are not as affected by short-term oil fluctuations.

4.4
Foreign Currency Fluctuations

We currently conduct cash transactions and have holdings in Canadian dollars, U.S. dollars and periodically have holdings of local currency in other countries. We generally contract to earn revenues in U.S. dollars and potentially may earn revenues in Canadian dollars and other foreign currencies.

Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities, but are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies.

Our financial position will be affected by exchange rate fluctuations. We may earn revenue and incur expenses denominated in foreign currencies, yet report our financial results in Canadian dollars. Furthermore, we intend to enter into contracts to provide services in foreign countries and may periodically conduct business in other currencies such as the Euro. Changes in currency exchange rates could have an adverse effect on the Company's business, financial condition and results of operations.

  AIF for the year ended December 31, 2019

4.5
Interest Rate Fluctuations

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

4.6
Availability of Aircraft

In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a 3rd party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

In the event that NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the Company's business, financial condition and results of operations.

4.7
Segregation of Duties

Certain duties that are most appropriately segregated between different employees are due to our current limited staff, assigned to one or two individuals depending on the task.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals and in larger organizations to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is limited.

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes us to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations.

4.8
Related Party Transactions

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, President and Chairman wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015. In addition to the related party transactions discussed elsewhere herein (i.e. the Co-operation Agreement, the Loan Arrangement and the Targeted Issuer Bid), one of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal advice to NXT.

Although we manage this potential conflict of interest risk through maintenance of a strong independent board of directors (the “Board”), all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to NXT shareholders.

For the period December 1, 2017 to January 31, 2018, Mr. Selby acted as the Interim CFO of the Company.

  AIF for the year ended December 31, 2019

4.9
Conflicts of Interest

Mr. George Liszicasz, our CEO, is our largest shareholder, and as of April 13, 2020 owns approximately 23% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

Controls do exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz adheres to a code of conduct which includes a fiduciary responsibility to the Company and its shareholders and this conduct is governed by the independent Board of directors who collectively represent a majority of the Board. Furthermore, all material related party transactions are disclosed publicly.

However, should these conflict of interest controls not be effective, decisions could be made by the Company that may advantage Mr. Liszicasz and negatively impact other shareholders.

4.10
Rights to SFD® Technology

Our rights to ownership and use of SFD® technology depended on Mr. Liszicasz having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the TTA.

A risk exists that an unknown party may claim some legal entitlement to our intellectual property, our rights to commercialize this intellectual property or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

The SFD® technology is an essential component of our business plan. If a third party challenged our lawful entitlement to this technology, the legal defense of our right to the technology may be expensive and could cause a loss of our right to the SFD® technology, or a protracted legal process to assert our right to the technology would have a material adverse effect on the Company's business, financial condition and results of operations.

4.11
Reliance on Specialized Equipment

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations. We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors. Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors. During this period we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the Company or otherwise making claims against the Company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

NXT seeks to mitigate this risk by researching new designs and constructing additional SFD® sensor devices.

4.12
Geological Conditions

As the Company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions. Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, such limitations may impact the reputation of the Company with these clients.

4.13
Technological Improvement

Unless we pursue ongoing technological improvement and development, we may be unable to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD® survey system to make it scalable for growth and to respond to potential future competitive pressures. These improvements require substantial time and resources. Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. Our inability to keep pace with new technologies and evolving industry standards and demands could have a material adverse effect on our business, financial condition and results of operations.

  AIF for the year ended December 31, 2019

4.14
Reliance on Key Personnel

We rely on a limited number of key personnel who collectively possess the knowledge and skills to conduct SFD® surveys and interpret SFD® data as required to meet contract obligations. Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

The Company's future success depends, to a significant extent, on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees. The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have “key man” insurance on any of our personnel.

The Company put in place employment agreements with its chief executive officer, George Liszicasz.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals.

Although we have engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if we are unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse effect on our ability to interpret the data from SFD® surveys or to enhance our technology.

Within the province of Alberta, the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected, thereby restricting our ability to earn revenue.

4.15
Cyber Security

Our ability to manage our operations successfully is critical to our success. Our business relies on our ability to electronically gather, compile, process, store and distribute data and other information. Unintended interruptions or failures resulting from computer and telecommunications failures, equipment or software malfunction, power outages, catastrophic events, security breaches (such as unauthorized access by hackers), social engineering schemes, unauthorized access, errors in usage by our employees, computer viruses, ransomware or malware, and other events could harm our business.

In April 2019, we were the target of a ransomware attack that involved the infiltration and infection of our computer systems.  We made no payments relating to the ransomware and did not lose data.  Following the ransomware incident, we began undertaking remediation efforts and other steps to enhance our data security infrastructure. In connection with these efforts, we have incurred costs and expect to incur additional costs as we take further steps to prevent unauthorized access to our systems and the data we maintain.  We cannot provide any assurance that all potential causes of the incident have been identified and remediated and will not occur again.  While we have taken measures to minimize the impact of these problems, the proper functioning of these systems is critical to our business operations. Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

  AIF for the year ended December 31, 2019

4.16
Ability to Trade Shares
There is no certainty that an investor can trade our common shares on public markets at a stable market price. The Company has historically had a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States (“U.S.”) OTC Markets Group’s Venture Stage Marketplace (the “OTCQB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained. Effective March 22, 2016, the Company’s application to graduate from the TSX-V to the broader Toronto Stock Exchange (“TSX”), Canada’s premier stock exchange listing, was approved.

The market price for the common shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients exploration results, financing, advances in technology or other business developments.

Because we have a limited operating history and a limited history of profitability to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the relatively low historic trading volumes, small trades of NXT’s common shares can adversely and potentially dramatically affect the market prices for those shares.

Accordingly, investors in our common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

4.17
Dividends

We have never paid any cash dividends on our common shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of directors and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our Board of directors may deem relevant at that time.

4.18
Dilution

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board of Directors may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

4.19
Intellectual Property

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property (“IP”). We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology as applicable.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) have been very successful. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

  AIF for the year ended December 31, 2019

So far, SFD® patents applications have been filed in nine (9) jurisdictions worldwide.  Thus far seven (7) patents have been granted: two (2) in U.S.A., and one (1) in each of the following countries: Canada, Japan, China, Russia, and Mexico. In late January 2019, we received a positive feedback from the examiner of the European Patent Office (consisting of 38 country members), showing potential to be allowed in the near future. In addition, two (2) more applications are pending in Brazil and India. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We do enjoy common and contract law protection of our technology and trade secrets. Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology. Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee and only one officer has access or knowledge of all aspects of the SFD® system. Currently, no third party has any significant knowledge of the technology. As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

The Company reassesses the appropriateness of its IP protection strategy on an ongoing basis and seeks advice from IP advisors as necessary.

It is possible that a third party will copy or otherwise obtain and use the Company's technology without authorization, develop a similar technology independently or design around the Company's secrets. Accordingly, there can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of our IP will be successful.

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on our business, financial condition and results of operations.

4.20
Flight Operations

We experience operational hazards in our flight operations that may subject us to potential claims in the event that an incident or accident occurs.

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property or the SFD® sensors and related equipment.

Independent third parties provide all the services required to maintain, operate the aircraft and they bear the primary risks of flight operations. These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures. The aircraft operator employs the required pilots, aircraft maintenance engineers, support personnel and ensures that they operate within their Transport Canada operating certificate. Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore, to the extent that our SFD® equipment is damaged, we may be unable to conduct SFD® surveys for several months following an accident.

  AIF for the year ended December 31, 2019

4.21
Foreign Countries

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

Criminal Activity and Social Instability – we have operated in the past in foreign countries such as Colombia, which over the past two decades experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again, nor are these risks eliminated as yet. Furthermore, other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact our ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

Political Instability - Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect our business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, site safety or other areas.

Currently, there are no restrictions (other than the payment of local with-holding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Colombia and Bolivia; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

Commercial Disputes – While operating in a foreign country, we are subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure we have access to an accurate English translation, misunderstanding and potential disputes between parties may arise.

In the event of a dispute arising in connection with our foreign operations for any reason, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a government instrumentality because of the doctrine of sovereign immunity.

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on our financial position.

Where possible, NXT utilizes risk mitigation products offered by entities such as Export Development Canada (“EDC”). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds, and wrongful call insurance for such bonds.

Corruption and Bribery- Foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT’s employees, contractors, and independent sales agents are required to adhere to the Company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption. NXT conducts due diligence on all of its sales representatives and distributors and requires them to complete annual certifications that they adhere to the Company’s Anti-Bribery and Anti-Corruption policy.

4.22
Flight permits

We rely upon the right to conduct airborne surveys in foreign countries. These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the U.S. Federal Aviation Administration (“FAA”) governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

  AIF for the year ended December 31, 2019

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority, and obtaining permits from the local Air Force. We have successfully operated in South America and other global regions in accordance with these typical requirements.

With our North America and International experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restrictions in other countries that may impact or restrict our ability to conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country, then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds which may have been issued.

4.23 Covid-19 Pandemic

As of the date of this Annual Information Form, the Covid-19 pandemic has not had a material effect on the operations of the Company. The Company has made provisions so employees can work from home, suspended all travel, international travelers are to self-isolate for 14 days after return to Canada, and hygiene and social distancing policies are in effect. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing.

Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 Pandemic continues. The impact of the continuation of the Covid-19 Pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel would delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method. Please also see Reliance on Key Personnel and Flight Permit Risk Factors above.

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

5.           DIVIDEND POLICY

The Company has not paid dividends since its inception.

6.           CAPITAL STRUCTURE

6.1
Common Shares

The Company is authorized to issue an unlimited number of common shares. As of April 13, 2020, there were 64,406,891 fully paid and non-assessable common shares issued and outstanding. The holders of common shares are entitled to dividends (subject to any prior rights of the holders of Preferred Shares) if, as and when declared by the Board of Directors.

The holders of common shares are entitled to one vote per share at any meeting of the shareholders of the Company and to receive in the event of liquidation or dissolution (subject to any prior rights of the holders of Preferred Shares), all assets of the Company as are distributable to the holders of shares.

The complete description of the rights, privileges, restrictions and conditions of the common shares is included in our articles a copy of which is available through the Company's issuer profile on SEDAR at www.sedar.com.

  AIF for the year ended December 31, 2019

6.2
Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, issuable in series.  The Board may by resolution fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series.  The Preferred Shares are entitled to preference over the common shares with respect to the payment of dividends, if any, and in the event of liquidation, dissolution or winding-up of the Company. As of April 13, 2020, there are no Preferred Shares issued and outstanding.

The complete description of the rights, privileges, restrictions and conditions of the Preferred Shares is included in our articles a copy of which is available through the Company's issuer profile on SEDAR at www.sedar.com.

6.3
Warrants

On February 16, 2018, the Company entered into an agreement to complete a three-tranche Private Placement under which AGV has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consisted of one Common Share and one-third of one Warrant. Each Warrant entitles the holder to acquire one Warrant Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement. A total of 3,421,648 Warrants were issued. In June 2019 the shareholders of the Company agreed to extend the expiry date of the Warrants until February 16, 2020. Later, as part of the TIB agreement, all 3,421,648 Warrants expired on October 31, 2019.

The Company had 64,406,891 common shares outstanding at the 31st December 2019. All shares have equal voting rights.

7.           MARKET FOR SECURITIES

The following tables set forth the price history of the Company’s common shares listed on the OTC in the United States and on the TSX in Canada.

	TSX			OTC QB
	High	Low		High	Low
Month Ended	(in CDN$)	(in CDN$)	Volume	(in US$)	(in US$)	Volume
December 31, 2019	$0.65	$0.47	201,967	$0.51	$0.30	537,156
November 30, 2019	$0.49	$0.34	94,955	$0.38	$0.25	440,422
October 31, 2019	$0.41	$0.34	39,260	$0.34	$0.25	164,431
September 30, 2019	$0.48	$0.31	37,909	$0.36	$0.23	208,714
August 31, 2019	$0.50	$0.36	23,310	$0.43	$0.28	189,306
July 31, 2019	$0.58	$0.42	161,686	$0.52	$0.30	420,752
June 30, 2019	$0.87	$0.33	95,309	$0.67	$0.24	487,320
May 31, 2019	$0.53	$0.37	206,298	$0.38	$0.28	551,301
April 30, 2019	$0.59	$0.37	160,913	$0.47	$0.28	437,184
March 31, 2019	$0.40	$0.32	44,038	$0.28	$0.23	149,690
February 29, 2019	$0.54	$0.36	156,469	$0.42	$0.30	102,018
January 31, 2019	$0.52	$0.33	86,839	$0.39	$0.27	193,842

  AIF for the year ended December 31, 2019

8.             ESCROWED SECURITIES and SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

There are no securities held in escrow or securities subject to a contractual restriction on transfer.

9. DIRECTORS and OFFICERS

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our Board of directors. At present, our Board of directors consists of five members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting, the date of their resignation or until a successor is appointed.

The following sets forth information, including directorships in other reporting issuers, as of April 13, 2019, for our directors, executive officers and key employees:

George Liszicasz Calgary, Alberta, Canada Director, Chairman and Chief Executive Officer since January 1996; President since July 2002
Mr. Liszicasz is the inventor of the SFD® Technology and has been Chairman and Chief Executive Officer since the Corporation's inception in 1996. Mr. Liszicasz’ primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD® technology.

He holds an Electronics Engineer degree from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has extensive R&D body of work with various technologies, and 52 inventions.

Charles Selby Calgary, Alberta, Canada Director since January 2006
Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta.  He previously practiced law for two large Canadian law firms, specializing in securities, international transactions in the energy business and corporate finance matters.  Since leaving the practice of law,   Mr. Selby was a Vice President of Pengrowth Corporation, the Administrator of Pengrowth Energy Trust, for almost 20 years.  He also has served on the board and in management of a number of reporting issuers including Arakis Energy, which had operations in the Sudan, and other issuers in the oil and natural gas industry.

He is currently the president and a director of Wildcat Royalty Corporation and Caledonian Midstream Corporation, private entities which are involved in oil & gas production and the midstream oil and gas business primarily in the Province of Alberta.  He is a director of Caledonian Global Corporation, an international company with royalty interests Vietnam and Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.) an oil and gas company.

Mr. Selby is the Lead Director of NXT.  He is also Chair of NXT's Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees.
Mr. Selby also served as the Company's Interim Chief Financial Officer from December, 2017 to January, 2018.

John Tilson Montecito, California, USA Director since February 2015
Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann and Associates in 1983 when assets under management were roughly US$160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business. After working as an analyst and portfolio manager, John later became Executive Vice President & Managing Director of Pasadena Capital Corporation. Assets under management had grown to over US$5 billion by the time the firm was sold to Phoenix Companies in 1997. Mr. Tilson later retired in 2005.

From 2006 to 2012, Mr. Tilson was a member of the Board of Trustees, including three years serving as VP and Chairman of the long-range planning committee, for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is the Chair of the Board’s Strategic Planning Committee, and a member of the Compensation, Governance and Audit Committees.

  AIF for the year ended December 31, 2019

Thomas E. Valentine Calgary, Alberta, Canada Director since November 2007 Corporate Secretary since April 2014
Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Energy and Infrastructure Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.
Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd.

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

Bruce G. Wilcox New York, New York, USA Director since June 2015
Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst/portfolio manager to partner, and Chairman of the Management Committee. Mr. Wilcox specialized in Cumberland's investments in the energy industry (E&P and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund's assets under management ranged from US$0.7 to $1.5 billion.
From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.
Mr. Wilcox is presently CEO of E Street Management, LLC which manages a long/short equity fund of funds. He is also one of the managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which specialize in investing in museum quality Chinese art and collectibles.
Mr. Wilcox obtained a BA (Honors), in Modern Chinese from the University of California, Santa Barbara, and a Master of International Management from the American Graduate School of International Management in Phoenix.
Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board, Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.
Mr. Wilcox is the chair of the Board's Audit Committee and a member of the Disclosure, Governance and Strategic Planning Committees.

Frank Ingriselli Danville, California, USA Director since September 2019
Mr. Ingriselli has over 40 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.

From 1979 to 2001, Mr. Ingriselli worked at Texaco in a variety of senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development.  While at Texaco, Mr. Ingriselli held the position of President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco's global initiatives in exploration and development.  During his tenure, Mr. Ingriselli, also led Texaco's initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries.

From 2005 to 2018, he was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the New York or American stock exchanges.  From 2016 through 2019, Mr. Ingriselli was the founder, President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes.

Currently Mr. Ingriselli is the President of Indonesia Energy Corporation and is a member of the Board of Directors of DataSight Corporation.  Mr. Ingriselli serves on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a US Section 501(c)(3) public charitable foundation.

Mr. Ingriselli graduated from Boston University with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance and a J.D. from Fordham University School of Law.

Mr. Ingriselli is a member of NXT’s audit committee.

Eugene Woychyshyn Calgary, Alberta, Canada VP Finance and CFO since December 2018

Mr. Woychyshyn originally served as a consultant to NXT since late November 2017 providing controllership services. Mr. Woychyshyn brings to NXT over 25 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia. He has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning. In almost ten years as an expatriate with assignments in Norway, China, the United States and South East Asia he developed international business competencies.

Mr. Woychyshyn is a Chartered Professional Accountant, CA, who holds a Bachelor of Commerce (Hons.) from the University of Manitoba and a Masters of Business Administration from St. Joseph’s University, Philadelphia PA.

Mr. Woychyshyn is a member of the Disclosure Committee.

  AIF for the year ended December 31, 2019

As of April 13, 2019, the directors and officers of NXT, as a group, beneficially owned or controlled or directed, directly or indirectly 19,086,226 Common Shares or approximately 29.6% of the issued and outstanding Common Shares.

9.1 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

None of the directors or executive officers is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as discussed below.

Charles Selby was previously a member of the board of directors of Wellpoint Systems Inc. (“Wellpoint”, a reporting issuer on the TSX-V), which in 2011 had a Receiver appointed by the Court of Queen’s Bench of the Province of Alberta on behalf of the holders of secured debts.  Wellpoint was subsequently wound up following a restructuring and sale of its operating assets.  Charles Selby was previously a member of the board of directors of Idaho Natural Resources Corp., which was cease-traded by the TSX Venture Exchange in December 2012 for failing to meet listing requirements.  A cease trade order was issued by the Alberta Securities Commission on May 4, 2018 against Montana Exploration Corp. (“MEC”) for failing to file its annual audited financial statements, annual management’s discussion and analysis and certification of annual filings within the required time period.  Charlies Selby is the Chief Executive Officer of MEC.  The TSX Venture Exchange has announced that upon revocation of the Cease Trade Order, MEC’s shares will remain suspended until the company meets TSX Venture Exchange requirements.

None of the directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Messrs. Tilson, Valentine, Ingriselli, and Wilcox are considered "independent" within the meaning of Canadian securities law.

9.2
Board Practices

Expiration Dates

No director or member of our administrative, or supervisory bodies has an expiration date for their current term of office. Directors are elected by shareholders at the annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed. The period during which each individual has served as a director is set out in the table under Item 9 – “Directors and Officers”.

Service Contracts

No directors (other than an employment contract for the CEO, Mr. Liszicasz) have service contracts with the Company or any of its subsidiaries that provide benefits upon termination of employment.

Board of Directors Mandate

The principal role of the Board is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the general operation of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the CEO, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Mandate of the Board is located in Appendix B.

  AIF for the year ended December 31, 2019

Board Committees

CORPORATE GOVERNANCE COMMITTEE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to its shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Mandate of the Corporate Governance Committee is posted on the Company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 - 17th Avenue SW Calgary, Alberta, Canada, T3E 0B4.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

Composition of the Corporate Governance Committee

Mr. Valentine (Chair), Mr. Wilcox and Mr. Tilson are members of the Corporate Governance Committee and are independent.

Responsibilities of the Corporate Governance Committee

The Corporate Governance Committee’s duties, as outlined in its charter, are to deal with the Company’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying new candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Wilcox who is independent and Mr. Selby and Mr. Woychyshyn.

Responsibilities of the Disclosure Committee

The Disclosure Committee’s duties are to ensure that the Company provides timely, accurate and balanced disclosure of all material information about the Company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Disclosure Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR, EDGAR, and our website.

  AIF for the year ended December 31, 2019

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Wilcox (Chair), Tilson, Selby and Ingriselli. Messrs. Wilcox, Tilson, and Ingriselli are independent. Each member is financially literate. The Company’s Audit Committee Charter is attached in “Appendix A”.

Bruce Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management in Phoenix. His career as an investment company CEO, analyst and portfolio manager was spent primarily with Cumberland Associates, LLC, a New York equity fund, where he was a partner, and served as Chairman of the Managing Committee.

 John Tilson

Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, with past legal experience specializing in securities and corporate finance matters.  He has served on the board or in senior management roles with a number of private firms as well as reporting issuers in the oil and natural gas industry.

Mr. Selby has previously served on the audit committees of Alta Canada Energy Corp. and served as the audit committee chairman for Idaho Natural Resources Corp. (formerly Bridge Resources Corp.).

Frank Ingriselli

Mr. Ingriselli graduated from Boston University with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance and a J.D. from Fordham University School of Law.

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as an Audit Committee member.

Audit Committee Oversight - The Company’s Board has adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policies and Procedures - The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Company’s principal auditor prior to the commencement of the engagement, subject to the following:

●
the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

●
for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $50,000 (annual aggregate total) subject to reporting to the Audit Committee, at its next scheduled meeting; and

●
for engagements not on the pre-approved list and with expected costs greater than $50,000 (annual aggregate total), the entire Audit Committee must approve this service, generally at its next scheduled meeting.

  AIF for the year ended December 31, 2019

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2019 and 2018.

	2019	2018
Audit fees	$90,470	$87,250
Tax fees	18,340	5,510
Other Audit Related Fees	46,000	39,560
Total fees	154,810	132,320

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to the Company or any of our subsidiaries. All fees shown have been pre-approved by the Audit Committee.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), Tilson, and Valentine are members of the Compensation Committee. Messrs. Tilson and Valentine are independent. The charter or mandate of the Compensation Committee is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 - 17th Ave. SW, Calgary, Alberta, Canada, T3E 0B4.

Responsibilities of the Compensation Committee

The Compensation Committee's duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the Company. The Compensation Committee shall assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Compensation Committee will report and, where appropriate make recommendations to the Board in respect of the matters identified in the charter.

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Tilson (Chair), Selby and Wilcox are members of the Strategic Planning Committee. Messrs. Tilson and Wilcox are independent. The Committee was formed in 2015 to assist the Company with addressing long range planning considerations, including plans for growth and management succession.

  AIF for the year ended December 31, 2019

10. RELATED PARTY TRANSCTIONS

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2019:

●
No stock options or restricted stock units were granted to related parties during the above noted period.

●
One of the members of NXT’s Board of directors, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2019, NXT incurred legal expenses of $276,261 with this firm, for which a total of $146,197 is included in accounts payable as at December 31, 2019. Norton Rose Fulbright continues to provide legal services to NXT.

●
There were no stock options to acquire common shares of the Company exercised in 2019 by persons who were directors or officers of NXT as at the date of their exercise.

10.1
Technology Transfer Agreement (TTA)

Upon execution of the TTA on December 31, 2006, Mr. Liszicasz transferred all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration to NXT in exchange for receiving 10,000,000 non-voting, convertible preferred shares. Effective May 22, 2013, Mr. Liszicasz formally converted 2,000,000 of these preferred shares into 2,000,000 common shares. NXT’s independent members of the Board of Directors elected to retain the SFD® technology by converting the remaining outstanding preferred shares to common shares effective August 31, 2015.

Following the conversion, Mr. Liszicasz has continued to retain the rights to utilize the SFD® technology in all other potential field-of-use applications.

11. TRANSFER AGENT

Our Transfer Agent is of Computershare Trust Company of Canada, located in Calgary, Alberta, Canada, and the Company's transfer agent for its common shares.

12. MATERIAL CONTRACTS

The Company has not entered into any material contracts outside its normal course of business.

13. LEGAL PROCEEDINGS

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

14. INTEREST OF EXPERTS

KPMG LLP are the auditors of NXT Energy Solutions Inc. and have confirmed with respect to the Company, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

15.  ADDITIONAL INFORMATION

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with U.S. generally accepted accounting principles. Additional information relating to NXT can be found on SEDAR at www.sedar.com.

  AIF for the year ended December 31, 2019

APPENDIX “A”

NXT ENERGY SOLUTIONS INC.
AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the "Charter") has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of NXT Energy Solutions Inc. (the "Company").
COMPOSITION AND PROCEDURES

1.
The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being "independent" as required by the Business Corporations Act (Alberta) (the "Act").

2.
The Board will appoint the chair of the Committee.

3.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.
Meetings of the Committee shall be conducted as follows:

(a)
the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)
management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.
To recommend to the Board:

(a)
the external auditor (the "Auditors") to be nominated for appointment by the Shareholders of the Company for the purpose of preparing or issuing the Auditor's report or performing other audit, review or attest services for the Company; and

(b)
the compensation of the Auditors.

2.
To oversee the work of the Auditors in preparing or issuing the Auditor's report on the Company's annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

3.
To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

  AIF for the year ended December 31, 2019

4.
To review:

(a)
the Company's unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company's fiscal year ("quarterly statements") and the Company's audited annual consolidated financial statements ("annual statements");

(b)
the Management's Discussion and Analysis ("MD&A") prepared in conjunction with the quarterly and annual statements; and

(c)
all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

5.
To satisfy itself that adequate procedures are adopted by the Company for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements other than the public disclosure referred to in section 4 above, and to regularly assess the adequacy of such procedures.

6.
To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)
the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)
the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.
To review and approve the Company's and its subsidiaries' hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.
engage independent counsel and other advisors it determines necessary to carry out the Committee's duties and responsibilities;

2.
set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.
communicate directly with any internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBILITIES AND DUTIES OF THE COMMITTEE

Auditors

1.
The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.

2.
The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

  AIF for the year ended December 31, 2019

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company's annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company's management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.
that the Company's system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.
that the Company's reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.
that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.
that risk management policies are in place to identify and reduce significant financial and business risks; and

5.
that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company's management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.
As part of the quarterly and annual reviews described above, the Committee will:

(a)
meet with management in the absence of the Auditors for the annual review;

(b)
meet with the Auditors in the absence of management for the annual review;

(c)
review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)
review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)
review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)
obtain an explanation from management of all significant variances between comparative reporting periods;

(g)
review the post-audit or management letter, containing the recommendations of the Auditors, and management's response and subsequent follow up to matters raised by the Auditors;

(h)
review any evaluation of internal controls by the Auditors, together with management's response; and

(i)
review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.
In addition to the quarterly and annual reviews, the Committee will:

(a)
prior to the commencement of each annual audit, meet with the Auditors to review the Auditors' audit plan for the ensuing audit;

(b)
review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c)
review annually and recommend changes to the Company's Code of Conduct & Business Ethics.

The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

  AIF for the year ended December 31, 2019

APPENDIX B
Board of Directors Mandate

PURPOSE

The principal role of the Board of Directors of NXT Energy Solutions Inc. (the "Company") is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

PRIMARY RESPONSIBILITIES

The principal responsibilities of the Board, which are required to ensure the overall stewardship of the Company are as follows:
1.
The Board must ensure that there are long-term goals in place and must adopt a strategic planning process. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.

2.
The Board must identify and have an understanding of the principal risks associated with the Company's businesses and must ensure that appropriate systems are in place which effectively monitor and manage those risks.

3.
The Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management.

4.
To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

5.
The Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies.

6.
The Board must monitor compliance with the Company's Code of Business Conduct and Ethics; and

7.
The Board must ensure the Company has adopted a communication policy which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

  AIF for the year ended December 31, 2019

NON-DELEGABLE RESPONSIBILITIES

Pursuant to the Business Corporations Act (Alberta) (the "Act"), certain matters are considered to be of such importance, so as to warrant the attention of all Directors and, accordingly, the Act prescribes that the following matters either cannot be delegated or may only be delegated in a qualified or partial manner:

●
the submission of items to shareholders for their approval;

●
the filling of a vacancy among the directors or in the office of auditor;

●
the appointment of additional directors;

●
the issue of securities;

●
the declaration of dividends;.

●
the purchase, redemption or other acquisition of the Company's own shares;

●
the payment of certain commissions prescribed by the Act;

●
the approval of a management proxy circular;

●
the approval of annual financial statements; and

●
the adoption, amendment or repeal of by-laws.

  AIF for the year ended December 31, 2019

CUSTOMARY BOARD MATTERS

The following typifies matters customarily considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

●
the appointment of officers, other than executive officers;

●
adopting a process to consider the competencies and skills the Board, as a whole, should possess and assess the competencies and skills of each Board member and consider the appropriate size of the Board, with a view to facilitating effective decision-making;

●
determining the remuneration of directors and auditors;

●
reviewing and recommending to shareholders, changes to capital structure;

●
approving the Company's long-term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

●
approving banking, borrowing and investment policies;

●
determining dividend policy;

●
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

●
approving the holding, location and date of meetings of shareholders;

●
appointment of members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

●
granting any waivers from the Company's Code of Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

●
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

●
determining the number of directors and recommending nominees for election by the shareholders;

●
approving amendments to the Company's existing plans: Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

●
approving the acquisition or disposition or certain corporate assets; and

●
appointing the Company's transfer agents and registrars.

  AIF for the year ended December 31, 2019

BOARD COMMITTEES

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees have been constituted:

1.
the Audit Committee, to deal with financial reporting and control systems;

2.
the Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

3.
the Disclosure Committee, to deal with the Company's approach to disclosure and the promotion of compliance; and

4.
the Corporate Governance Committee, to deal with the Company's approach to corporate governance and the promotion of compliance.

COMPOSITION & PROCEDURE

The Board of Directors is elected annually by shareholders. The number of Directors to be elected at shareholders meetings is fixed by the by-laws. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors be independent (as defined under applicable stock exchange rules and securities laws).
The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or the Recording Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.
Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, or any two Directors, may determine. Notice of meetings shall be given to each Director in accordance with the by-laws. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.
Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.
Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meeting without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short-term goals and interests of the Company.
In recognition of its independence, the Board shall regularly hold discussions without management present.
A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.
At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.
The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

COMPENSATION

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

AIF for the year ended December 31, 2019